

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

David S. Haffner, President and Chief Executive Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

      Re: Leggett & Platt, Incorporated
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Definitive Proxy Statement on Schedule 14A
            File No. 001-07845

Dear Mr. Haffner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

Targets and Payout Schedules, page 30

1. In future filings, please clearly disclose the <u>actual</u> ROCE percentage and cash flow level reached for the fiscal year. Please also disclose for each named executive officer the actual level of achievement and payout for the individual performance goals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 if you have questions regarding the comments.

Sincerely,

Pamela Long
Assistant Director